Exhibit (g)(2)
Transcript of William A. Ackman’s Appearance on “Squawk Box”
September 10, 2008

Host:	If you’re just joining us, a busy morning with Lehman news. I’m chatting with Hedge Fund Manager Bill Ackman of Pershing Square. Nouriel Roubini is our guest host this morning. I want to talk about something beyond Lehman and those are the bets you’ve made so far this year, the last couple of years that have, that have gone well. What are you sticking with? What are you changing?

Ackman:	Actually, I very rarely like to make stock recommendations, but, I’ll call them stock recommendations. I’ll point out an ‘interesting opportunity.’

Longs Drugs. Longs Drugs is trading at a nickel above a cash tender offer that CVS is holding open to acquire the company. Under the terms of the deal, the tender offer has to remain open until August of 2009, or they get a two-thirds vote, a two-thirds tender from the people who own the stock. The company can continue to pay a fourteen cent dividend. So you are getting paid to wait.

Now, we bought a stake in Longs Drugs because with our view that this was a company that that reached the end of its strategic life, had an incredible market position in California and Hawaii, it owned a PBM [pharmacy benefits management unit] that was undervalued, had a big opportunity to expand margins, and was a asset that we thought CVS, Walgreens, Wal-Mart, others were very interested in acquiring.

Actually, there was a story in the paper today about Wal-Mart having this, competing with Tesco in California for a small store concept. Again I think they’re likely buyers.

Now, this had never happened to me before, while we were buying it – boom.

We wake up one morning, we file a 13D and a week later, CVS announces a deal to acquire the company. We learned from the tender offer materials that the company was never shopped. Walgreens expressed, or party A, which everyone believes to be Walgreens, expressed interest in acquiring the company at 70 a share. Never got due diligence information to do their work.

I take it that [the process] took a little longer than [the Longs Drugstore] CEO would have like. So, CEO put the phone call to CVS. CVS came in and said 71.50 and they sold the company. Part of the reason in my view why they rushed to sell the company was we filed a 13D and a lot of management teams and boards don’t want to look like they were pushed into something by a shareholder activist.

So there’s no reason to rush into a sale. This is the ideal competitive auction. But the board did something quite good and their lawyers did something quite good the way they structured the deal.

I don’t think I’ve ever seen a tender offer which has to be kept open for a year. So if you pay 71.55, you pay a nickel for an eleven month call option...okay..minus the fourteen cents in dividends you are going to get.

Host:	Right.

Ackman:	We hired Blackstone. We’re working very hard to do the work that probably should have been done in terms of running an auction. We’re getting some traction and you’re down 71.50 plus dividends. It’s probably interesting...

Host:	CVS has said that a 52 billion dollar company and it’s 2 1/2 billion dollars. They could write a check for this, right?

Ackman:	Sure. We think the value’s here..the real estate values alone we think are in the high 2.9 billion. Basically, the price they’re paying, they are getting the retailer and the PBM for free. So, you know, we think values here are as, you know, high as 90, 95 dollars a share.

You’re downside’s a nickel but you get dividends. That’s the best opportunity I know. There are no outs in the agreement other than material adverse change particular to Longs, and we think the drug business, not the drug business as a whole, but it affects Longs in particular.

Host:	Sure.

Ackman:	But I think it’s a very, very good risk reward.

Host:	LDG, alright.

End